SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 __________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 29, 2018
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VIA EDGAR AND HAND DELIVERY
Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F. Street N.E.
Washington, D.C. 20549

RE:	Arcosa, Inc.
Amendment No. 2 to Registration Statement on Form 10-12B
Filed August 1, 2018 (File No. 001-38494)

Dear Ms. Ravitz:

On behalf of Arcosa, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 21, 2018 (the “Comment Letter”) relating to Amendment No. 2 to the Company's registration statement on Form 10 filed with the Commission on August 1, 2018 (the “Registration Statement”), set forth below are the Company's responses to the Comment Letter. Please note that the Company is simultaneously filing Amendment No. 3 to the registration statement on Form 10 (“Amendment No. 3”) incorporating the Company's responses, as applicable, and other updates to the Registration Statement.

The Company's responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company's response. Page numbers referenced in the Company's responses refer to page numbers in Amendment No. 3. Capitalized terms used but not defined herein shall have the meanings set forth in Amendment No. 3.

Exhibit 99.1

Risk Factors, page 18

1.	Please add a risk factor to discuss the exclusive forum provision in each of your restated certificate of incorporation and bylaws, including an explanation that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Response: In response to the Staff's comment, the Company has added a risk factor on page 37 to discuss the exclusive forum provision in each of Arcosa's restated certificate of incorporation and bylaws in accordance with the Staff's comment.

Exhibit 99, Arcosa Combined Financial Statements as of December 31, 2017

Note 7. Goodwill, page F-15

2.	We reference your response to comment 9. Please explain how you treated the assets (including goodwill), liabilities and results of operations of the Mexican operations being retained by Trinity in presenting the separate financial statements of Arcosa. In this regard, also address how you allocated the Energy Equipment Group goodwill between the operations retained by Trinity and the businesses of Arcosa.

Response: In response to the Staff's comment, we note that the historical assets, liabilities, and results of operations of the Mexico operations to be retained by Trinity are not included in the Arcosa financial statements. As described in Note 1 (Basis of Presentation) to the Audited Annual Combined Financial Statements, the Arcosa financial statements include the historical operations, assets, and liabilities of the infrastructure-related products and services businesses that Trinity intends to distribute to its stockholders in the proposed spin-off.

The goodwill in the carve-out financial statements for Arcosa reflects the historical goodwill associated with specific acquisitions (i.e. acquisition-specific goodwill), which are part of Arcosa operations to be distributed to stockholders. In determining the goodwill to be included in the Arcosa financial statements, the Company considered the guidance in Accounting Standards Codification (“ASC”) No. 350-20-35-47 and 48 (Intangibles — Goodwill and Other, Goodwill impairment testing by a subsidiary), along with various interpretive guidance including Ernst & Young's publication titled “Guide to preparing carve-out financial statements”. After review of such guidance and related materials, the Company concluded that the goodwill to be included in the Arcosa financial statements should be the historical goodwill generated in acquisitions of the operations that are to be distributed to stockholders. As none of the operations from the Energy Equipment Group to be retained by Trinity (including the Mexican operations noted above) relate to a prior acquisition or contain acquisition-specific goodwill, all of the goodwill of Trinity's Energy Equipment Group is included in Arcosa's financial statements.

3.	If you have excluded the cash flows and net assets, including goodwill, of the Mexican operations being retained by Trinity from the separate financial statements of Arcosa please explain to us the reason for the goodwill impairment in fiscal 2015.

Response: In response to the Staff's comment, we note that we have excluded the assets and liabilities of the Mexican operations being retained by Trinity from the historical financial statements of Arcosa, and we have also excluded the cash flows of these retained operations from the projected financial information used in performing our goodwill impairment tests for Arcosa at each of the annual goodwill impairment testing dates. As further described in our response to comment 2 above, all of the goodwill within this reporting unit for the Energy Equipment Group was specifically attributable to acquisitions of businesses that will be spun off to Arcosa in their entirety and, thus, none of the goodwill was excluded from Arcosa or its underlying reporting unit. The inclusion of the Mexican operations being retained by Trinity in the reporting unit increased the fair value for purposes of Trinity's financial statements, such that there has not been an impairment of goodwill resulting from Trinity's annual impairment testing. The impact of excluding the cash flows and net assets of the operations being retained by Trinity in the 2015 goodwill impairment test of Arcosa resulted in the carrying value of the carved out reporting unit exceeding the estimated fair value of the reporting unit, which ultimately resulted in the goodwill impairment in fiscal 2015. In accordance with ASC No 350-20-35 (Intangibles — Goodwill and Other, subsequent measurement), Arcosa conducted an annual assessment of the carrying value of recorded goodwill for all periods presented in the Form 10 beginning with fiscal year 2013. The impaired goodwill related to several acquisitions that occurred in late fiscal years 2013 and 2014. The impairment was largely triggered by the impact of the significant downturn in certain energy markets served by Arcosa businesses in 2015.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to Stephen Arcano at (212) 735-3542 or Neil Stronski at (212) 735-2839.

Sincerely

/s/ Stephen Arcano
Stephen Arcano
cc:	Antonio Carrillo
Bryan Stevenson